Exhibit 99.1

Autohome Inc. Announces Unaudited Second Quarter Ended June 30, 2020 Financial Results

BEIJING, August 25, 2020—Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights1

•	Net Revenues in the second quarter of 2020 were RMB2,313.3 million ($327.4 million), in line with the Company’s guidance.

•

Online Marketplace and Others Revenues in the second quarter of 2020 were RMB540.2 million ($76.5 million), which contributed to 23.4% of total revenues, compared to 17.0% in the corresponding period of 2019. Data Products in the online marketplace and other business achieved revenue growth of close to 70% year-over-year in the second quarter of 2020.

•	Net Income attributable to Autohome Inc. in the second quarter of 2020 was RMB824.5 million ($116.7 million), compared to RMB801.9 million for the corresponding period of 2019.

•	Adjusted Net Income attributable to Autohome Inc. (Non-GAAP)[2] in the second quarter of 2020 was RMB881.0 million ($124.7 million), compared to RMB855.4 million for the corresponding period of 2019.

Mr. Min Lu, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “Autohome is making steady strides in building an open and diversified automotive ecosystem with its unique product matrix and ongoing innovations. To support OEMs’ digital transformation, we expanded our offerings beyond project-based services, with annual performance-based comprehensive marketing solutions now available, helping our automaker partners plan and carry out their marketing campaigns more efficiently. Our data products also continued their strong growth momentum on the back of proven effectiveness and further product optimization. Looking forward, we remain focused on expanding the breadth and depth of our offerings while providing customers with highly efficient intelligent services that provide even further value to the automotive industry.”

Mr. Jun Zou, Chief Financial Officer of Autohome, added, “Our second-quarter results reflected solid progress in executing our key growth strategy. Data products together with auto-financing and transaction businesses, achieved double-digit revenue growth, contributing to strong year-over-year growth of 38% in the online marketplace and others revenues. Core businesses also registered sequential improvements, which indicate the gradual recovery of the auto market. Meanwhile, net margin for the quarter improved on a year-over-year basis as we remained committed to enhancing operating efficiency across the platform. We will continue to explore new growth opportunities while keeping a disciplined cost structure, in order to deliver positive returns for our shareholders in the long run.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB7.0651 on June 30, 2020 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

Adjusted net income attributable to Autohome Inc. (Non-GAAP) is defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Unaudited Second Quarter 2020 Financial Results

Net Revenues

Net revenues in the second quarter of 2020 were RMB2,313.3 million ($327.4 million), compared to RMB2,309.0 million in the corresponding period of 2019.

•

Media services revenues were RMB932.1 million ($131.9 million), compared to RMB1,028.3 million in the corresponding period of 2019. The decline was primarily due to the decrease in average revenue per automaker advertiser.

•

Leads generation services revenues were RMB841.0 million ($119.0 million), compared to RMB888.8 million in the corresponding period of 2019. The decline was primarily due to the decrease in the number of paying dealers.

•

Online marketplace and others revenues increased by 37.8% to RMB540.2 million ($76.5 million) from RMB391.9 million in the corresponding period of 2019. The increase was driven by data products as well as auto-financing and transaction businesses.

Cost of Revenues

Cost of revenues was RMB265.2 million ($37.5 million), compared to RMB263.6 million in the corresponding period of 2019. In addition, cost of revenues included share-based compensation expenses of RMB6.2 million ($0.9 million) during the second quarter of 2020, compared to RMB4.1 million for the corresponding period of 2019.

Operating Expenses

Operating expenses were RMB1,281.3 million ($181.4 million) in the second quarter of 2020, compared to RMB1,335.3 million in the corresponding period of 2019.

•

Sales and marketing expenses were RMB872.4 million ($123.5 million) in the second quarter of 2020, compared to RMB892.9 million in the corresponding period of 2019. Sales and marketing expenses for the second quarter of 2020 included share-based compensation expenses of RMB9.3 million ($1.3 million), compared to RMB12.9 million in the corresponding period of 2019.

•

General and administrative expenses were RMB82.5 million ($11.7 million) in the second quarter of 2020, compared to RMB81.8 million in the corresponding period of 2019. General and administrative expenses for the second quarter of 2020 included share-based compensation expenses of RMB15.2 million ($2.1 million), relatively flat compared to the corresponding period of 2019.

•

Product development expenses were RMB326.4 million ($46.2 million) in the second quarter of 2020, compared to RMB360.6 million in the corresponding period of 2019. Product development expenses for the second quarter of 2020 included share-based compensation expenses of RMB24.8 million ($3.5 million), compared to RMB20.2 million in the corresponding period of 2019.

Operating Profit

Operating profit was RMB870.7 million ($123.2 million) in the second quarter of 2020, compared to RMB835.3 million in the corresponding period of 2019.

Income Tax Expense

Income tax expense was RMB174.4 million ($24.7 million) in the second quarter of 2020, compared to RMB147.3 million in the corresponding period of 2019.

Net Income Attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. was RMB824.5 million ($116.7 million) in the second quarter of 2020, compared to RMB801.9 million in the corresponding period of 2019. Basic and diluted earnings per share/per ADS or “EPS” were RMB6.92 ($0.98) and RMB6.89 ($0.97), respectively, compared to basic and diluted EPS of RMB6.77 and RMB6.70, respectively, in the corresponding period of 2019.

Adjusted Net Income Attributable to Autohome Inc. (Non-GAAP) and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc. (Non-GAAP) was RMB881.0 million ($124.7 million) in the second quarter of 2020, compared to RMB855.4 million in the corresponding period of 2019. Non-GAAP basic and diluted EPS were RMB7.39 ($1.05) and RMB7.36 ($1.04), respectively, compared to non-GAAP basic and diluted EPS of RMB7.22 and RMB7.15, respectively, in the corresponding period of 2019.

Balance Sheet and Cash Flow

As of June 30, 2020, the Company had cash and cash equivalents and short-term investments of RMB13.0 billion ($1,843.9 million). Net cash provided by operating activities in the second quarter of 2020 was RMB465.7 million ($65.9 million).

Employees

The Company had 4,006 employees as of June 30, 2020.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB2,240 million ($317.1 million) to RMB2,280 million ($322.7 million) in the third quarter of fiscal year 2020. This forecast reflects the Company’s current and preliminary view on the market and its operating conditions, which are subject to change, particularly as a result of uncertainties surrounding the ongoing COVID-19 pandemic.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, August 25, 2020 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-824-5644
Hong Kong:	+852-3027-6500
Mainland China:	8009-880-563 / 400-821-0637
United Kingdom:	0800-026-1542
International:	+1-646-722-4977
Passcode:	22378791#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 31, 2020:

United States:	+1-646-982-0473
International:	+61-2-8325-2405
Passcode:	319335127#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides original generated content, professionally generated content, user-generated content, AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense/(benefit), depreciation expenses of property and equipment and amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Anita Chen

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except per share data)

	For three months ended June 30,			For six months ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	1,028,308	932,078	131,927	1,671,543	1,498,388	212,083
Leads generation services	888,799	841,020	119,039	1,622,886	1,511,479	213,936
Online marketplace and others	391,855	540,170	76,456	626,461	850,030	120,314

Total net revenues	2,308,962	2,313,268	327,422	3,920,890	3,859,897	546,333

Cost of revenues	(263,630)	(265,217)	(37,539)	(448,084)	(443,079)	(62,714)

Gross profit	2,045,332	2,048,051	289,883	3,472,806	3,416,818	483,619

Operating expenses:
Sales and marketing expenses	(892,901)	(872,426)	(123,484)	(1,402,625)	(1,396,647)	(197,683)
General and administrative expenses	(81,807)	(82,482)	(11,675)	(149,565)	(171,634)	(24,293)
Product development expenses	(360,603)	(326,385)	(46,197)	(629,176)	(618,323)	(87,518)

Total operating expenses	(1,335,311)	(1,281,293)	(181,356)	(2,181,366)	(2,186,604)	(309,494)

Other income, net	125,239	103,991	14,719	201,277	226,462	32,054

Operating profit	835,260	870,749	123,246	1,492,717	1,456,676	206,179

Interest income	114,206	128,869	18,240	228,427	266,260	37,687
Loss from equity method investments	(89)	(360)	(51)	(1,671)	(1,815)	(257)
Fair value change of other non-current assets	—	—	—	(4,026)	(9,116)	(1,290)

Income before income taxes	949,377	999,258	141,435	1,715,447	1,712,005	242,319

Income tax expense	(147,285)	(174,430)	(24,689)	(266,810)	(299,914)	(42,450)

Net income	802,092	824,828	116,746	1,448,637	1,412,091	199,869

Net income attributable to noncontrolling interests	(213)	(351)	(50)	(449)	(435)	(62)
Net income attributable to Autohome Inc.	801,879	824,477	116,696	1,448,188	1,411,656	199,807

Earnings per share for ordinary share
Basic	6.77	6.92	0.98	12.24	11.85	1.68
Diluted	6.70	6.89	0.97	12.12	11.79	1.67
Weighted average shares used to compute earnings per share attributable to common stockholders:
Basic	118,463,582	119,160,448	119,160,448	118,347,380	119,114,768	119,114,768
Diluted	119,632,344	119,746,398	119,746,398	119,494,603	119,696,812	119,696,812

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended June 30,			For six months ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	801,879	824,477	116,696	1,448,188	1,411,656	199,807
Plus: income tax expense	147,285	174,430	24,689	266,810	299,914	42,450
Plus: depreciation of property and equipment	25,681	38,289	5,419	51,007	70,694	10,006
Plus: amortization of intangible assets	2,917	2,921	413	5,834	6,151	871

EBITDA	977,762	1,040,117	147,217	1,771,839	1,788,415	253,134

Plus: share-based compensation expenses	52,397	55,420	7,844	105,584	113,277	16,033

Adjusted EBITDA	1,030,159	1,095,537	155,061	1,877,423	1,901,692	269,167

Net income attributable to Autohome Inc.	801,879	824,477	116,696	1,448,188	1,411,656	199,807
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	161	2,278	2,278	322
Plus: share-based compensation expenses	52,397	55,420	7,844	105,584	113,277	16,033

Adjusted net income attributable to Autohome Inc.	855,415	881,036	124,701	1,556,050	1,527,211	216,162

Non-GAAP earnings per share for ordinary shares
Basic	7.22	7.39	1.05	13.15	12.82	1.81
Diluted	7.15	7.36	1.04	13.02	12.76	1.81
Weighted average shares used to compute earnings per share attributable to common stockholders:
Basic	118,463,582	119,160,448	119,160,448	118,347,380	119,114,768	119,114,768
Diluted	119,632,344	119,746,398	119,746,398	119,494,603	119,696,812	119,696,812

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of June 30,
	2019	2020
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	1,988,298	2,004,278	283,687
Short-term investments	10,806,812	11,022,952	1,560,198
Accounts receivable, net	3,231,486	2,967,765	420,060
Amounts due from related parties, current	29,501	36,877	5,220
Prepaid expenses and other current assets	302,285	517,357	73,227

Total current assets	16,358,382	16,549,229	2,342,392

Non-current assets
Restricted cash, non-current	5,200	5,200	736
Property and equipment, net	281,773	359,799	50,926
Goodwill and intangible assets, net	1,532,024	1,526,772	216,101
Long-term investments	71,664	69,849	9,886
Deferred tax assets	27,782	27,782	3,932
Other non-current assets	879,040	1,093,914	154,833

Total non-current assets	2,797,483	3,083,316	436,414

Total assets	19,155,865	19,632,545	2,778,806

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,417,438	2,149,244	304,206
Advance from customers	95,636	91,175	12,905
Deferred revenue	1,370,953	1,084,236	153,464
Income tax payable	45,489	118,349	16,751
Amounts due to related parties	36,387	46,538	6,587

Total current liabilities	3,965,903	3,489,542	493,913

Non-current liabilities
Other liabilities	45,534	106,128	15,021
Deferred tax liabilities	538,487	495,697	70,161

Total non-current liabilities	584,021	601,825	85,182

Total liabilities	4,549,924	4,091,367	579,095

Equity
Total Autohome Inc. shareholders’ equity	14,629,097	15,563,899	2,202,927
Noncontrolling interests	(23,156)	(22,721)	(3,216)

Total equity	14,605,941	15,541,178	2,199,711

Total liabilities and equity	19,155,865	19,632,545	2,778,806